

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2012

Via E-Mail
Matthew T. Murphy
Chief Financial Officer
DCT Industrial Trust Inc.
518 17th Street, Suite 800
Denver, CO 80202

> **Re: DCT Industrial Trust Inc**.
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 001-33201**

Dear Mr. Murphy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011 filed February 29, 2012

Properties, page 29

1.   In future Exchange Act reports please revise your disclosure here or elsewhere in the document to discuss your leasing activities for the reported period, including a discussion of the volume of new or renewed leases, average rents or yields, and, where applicable, average tenant improvement costs, leasing commissions and tenant concessions. Also compare the results of rental rates on renewed leases to rates received on expired leases.

<u>Lease Expirations, page 31</u>

2.   In future Exchange Act reports, please revise your table to include the number of tenants whose leases will expire.

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

3.   In future filings please expand the first paragraph of your accountants' report to refer to any supplemental schedules presented pursuant to Rule 5-04 of Regulation S-X.

<u>Note 2 - Summary of Significant Accounting Policies</u>

<u>Capitalization of Costs, page F-8</u>

4.   We note that you have disclosed the capitalization period relating to interest cost associated with your capital projects. Please tell us, and disclose as part of your significant accounting policies and critical accounting policies in future filings, the capitalization period relating to the other costs associated with your capital projects, including when the capitalization period begins and ends and how that is determined.

5.   With respect to your capitalization policy relating to interest costs associated with your investments in unconsolidated joint ventures, please tell us, and disclose as part of your significant accounting policies and critical accounting policies in future filings, what is meant by "qualifying investments."

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or Duc Dang, Attorney-Advisor, at (202) 551-3386 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief